Exhibit 99

FPL Group, Inc.
Corporate Communications Dept.
Media Line: (305) 552-3888
January 27, 2006

FOR IMMEDIATE RELEASE

FPL Group reports 2005 fourth quarter and full-year earnings
- Florida Power & Light customer growth remains strong;
- FPL Energy benefits from strong performance of merchant and contracted portfolios; and
- FPL Group reaffirms 2006 and 2007 adjusted earnings expectations

JUNO BEACH, Fla. - FPL Group, Inc. (NYSE: FPL) today reported 2005 fourth quarter net income on a GAAP basis of $206 million, or $0.53 per share, compared with $173 million, or $0.47 per share, in the fourth quarter of 2004. FPL Group's net income for the fourth quarter 2005 included a net unrealized after-tax gain of $27 million associated with the mark-to-market effect of non-qualifying hedges. The results of last year's fourth quarter included a net unrealized after-tax loss of $2 million associated with the mark-to-market effect of non-qualifying hedges.

Excluding the mark-to-market effect of non-qualifying hedges, FPL Group's earnings would have been $179 million, or $0.46 per share for the fourth quarter of 2005, compared with $175 million, or $0.47 per share, in the fourth quarter of 2004.

For the full year 2005, FPL Group reported net income on a GAAP basis of $885 million or $2.29 per share, compared with $887 million or $2.45 per share, in 2004.

FPL Group's results for the full year 2005 included a net unrealized after-tax loss of $112 million associated with the mark-to-market effect of non-qualifying hedges. Results for the full year 2004 included a net unrealized after-tax loss of $3 million associated with the mark-to-market effect of non-qualifying hedges.

Excluding the mark-to-market effect of non-qualifying hedges, FPL Group's 2005 earnings would have been $997 million, or $2.58 per share for the full year, compared with $890 million, or $2.46 per share, for the full year 2004.

FPL Group's management uses adjusted earnings internally for financial planning, for analysis of performance, for reporting of results to the Board of Directors and for the company's employee incentive compensation plan. FPL Group also uses earnings expressed in this fashion when communicating its earnings outlook to analysts and investors. FPL Group management believes that adjusted earnings provide a more meaningful representation of FPL Group's fundamental earnings power.

"FPL Group performed well during an extraordinary 2005 marked by an unforgettable hurricane season, exceptional changes in fuel markets, profit pressure from the introduction into service of the Martin and Manatee plant expansions and numerous regulatory challenges," said Lew Hay, chairman, president and chief executive officer of FPL Group. "FPL Energy had a great year with excellent performance from its existing portfolio, good contribution from new wind projects and continued improvement in market conditions, while Florida Power & Light enjoyed solid customer growth and, delivered excellent operational performance.

"Overall, at FPL Group we improved our financial strength and flexibility by enhancing and extending our credit facilities and provided more immediate value to our shareholders by increasing our common stock dividend. We also announced a merger with Constellation Energy that we believe will create the premier competitive energy provider in the country with attractive growth and a balanced, moderate risk profile."

Florida Power & Light

Fourth quarter 2005 net income for Florida Power & Light Company, FPL Group's principal subsidiary, was $124 million, or $0.32 per share, compared to $164 million, or $0.45 per share, in the prior year quarter. For the full year, net income decreased slightly to $748 million, or $1.94 per share, compared to $749 million, or $2.07 per share in 2004.

Florida Power & Light continued to enjoy strong customer growth during the fourth quarter of 2005. The average number of customer accounts increased by 101,000, or 2.4

percent. For the full year, the average number of customer accounts increased by 97,000, an increase of 2.3 percent.

"Once again, Florida Power & Light and its customers were negatively impacted by the devastating effects of another extraordinary hurricane season. Last quarter we indicated that a significant revenue shortfall could be expected from Hurricane Wilma," said Hay. "We estimate the hurricane reduced revenues by about $40 million, or the equivalent of $0.07 per share.

"Absent the storms, Florida Power & Light performed well with continued strong customer growth and excellent operational performance. Although usage was down quarter-over-quarter, owing to Hurricane Wilma, we believe that the fundamentals that have driven long-term usage growth – gradually improving income levels, larger homes and increased usage of appliances and other equipment – have not changed. Factoring out hurricane impacts, Florida Power & Light's net income was a little above where we expected it to be while its earnings per share contribution was down, largely owing to the corporate decision to defer the planned share repurchase."

For the fourth quarter of 2005, operations and maintenance (O&M) expense was up on a comparative basis. Last year's fourth quarter O&M reflected a favorable impact from the settlement of litigation. This year, in addition to anticipated increases from generation expansion and the run-off of the pension credit, Florida Power & Light also recorded costs associated with sleeving of steam generator tubes at the St. Lucie nuclear plant, as well as other, smaller unanticipated items.

For the full year, O&M expense increased. The 2004 full year O&M benefited from the settlement of litigation. The 2005 full year drivers are generally the same as those of the fourth quarter with the addition of some additional expenses in fossil maintenance and employee-related costs. Looking ahead, Florida Power & Light expects higher expenses in its operating units driven primarily by nuclear maintenance costs, higher transmission and distribution expenses and higher uncollectibles as a result of higher bills caused by the fuel increase. Employee-related costs across the company are expected to be higher as well, reflecting the continued upward trend in medical costs. A partial offset to the increased costs is the termination of the storm accrual as agreed to in the recent rate case settlement.

Depreciation expense increased compared to the prior-year quarter owing both to the introduction of the Martin and Manatee plant expansions and continued investment in transmission and distribution infrastructure.

Depreciation for the full year was up compared to the full year 2004 due primarily to continued investment in transmission and distribution expansion to support customer growth and demand. Beginning this year, Florida Power & Light's depreciation expense will decrease sharply, reflecting the new rate agreement and the new depreciation studies that were filed last year. Depreciation rates will be reduced, primarily because of license extension at the nuclear plants, and the accrual for nuclear decommissioning will be eliminated. The $125 million special depreciation credit will continue as stated in our recent rate agreement.

"While 2005 will be remembered for the challenges associated with a second consecutive extraordinary hurricane season, Florida Power & Light also faced a number of unrelated challenges and uncertainty on the regulatory front due to the expiration of our base rate agreement and the under recovery of storm costs associated with the 2004 hurricane season. As we begin 2006, I am pleased that we were able to resolve these regulatory issues in a fair and balanced manner," said Hay.

During the year, Florida Power & Light invested approximately $1.7 billion to expand and enhance its electric system and generating facilities to ensure continued reliable service to meet the growing power needs of present and future customers. These investments included two new generating units at existing power plant sites in Martin and Manatee counties generating an additional 1,900 megawatts of electricity, serving 400,000 additional homes and businesses.

In March, Florida Power & Light began construction on a 1,100 megawatt combined-cycle natural gas plant in Miami-Dade County that is expected to reach commercial operation in 2007 and will be capable of serving 230,000 additional homes and businesses.

Earlier this month Florida Power & Light filed with the Florida Public Service Commission (PSC) a petition to recover past storm costs and rebuild its storm reserve fund. Two alternatives, consistent with the base rate settlement signed last year, were proposed. The first is to issue approximately $1.05 billion in storm recovery bonds. The $1.05 billion of bonds, an after-tax amount, provides the capacity to handle approximately $1.7 billion of pre-tax storm restoration costs. This would be sufficient to cover the remaining balance from 2004, the entire 2005 costs, and leave the storm reserve replenished with roughly $650 million of capacity to handle future restoration costs. The monthly charge would decline slightly to about $1.58 per 1,000 kwh; and the bonds would have a maturity of twelve years.

As an alternative to this primary recommendation, Florida Power & Light proposed an incremental base rate surcharge sufficient to achieve roughly the same result. This would result in the monthly charge increasing to $6.84 per 1,000 kwh per month for two years then declining to $5.19 per 1,000 kwh per month for one year. The PSC has 120 days to rule on the financing proposal. If the PSC approves, Florida Power & Light would expect to issue the bonds 30 to 60 days after a favorable ruling.

In addition to storms, Florida Power & Light was also challenged in 2005 by conditions in the fuels markets. Dramatically higher prices for natural gas and oil affected the total cost of fuel needed to generate electricity in 2005 and will have a continuing effect in future years. Florida Power & Light finished the year having spent just over $1 billion more for fuel than anticipated in the October 2004 fuel filing, and this figure would have been some $600 million higher had it not been for the beneficial impact of the fuel hedging program. Of this underrecovery, $743 million has been built into the 2006 fuel factor through the PSC decision of November 9, 2005 approving fuel cost recovery. The remaining $307 million will remain for recovery in 2007.

In addition to the impact on 2005, rising prices affect the estimated cost of fuel for 2006. As a consequence, customer bills will rise significantly. The typical residential customer will see an increase in the total bill due to fuel cost increases of 19 percent, while commercial and industrial customer bills will increase 30 to 40 percent.   These increases are no different from, or in some cases smaller than, the increases being felt by customers in other parts of the country. Even with these increases, Florida Power & Light's total bills will still be well below the equivalent values in many other parts of the country.

FPL Energy
FPL Energy, the wholesale generation subsidiary of FPL Group, reported fourth quarter 2005 net income on a GAAP basis of $86 million, or $0.22 per share, compared to a loss of $11 million, or negative $0.03 per share, in the prior-year quarter.

FPL Energy's net income for the fourth quarter 2005 included a net unrealized after-tax gain of $27 million associated with the mark-to-market effect of non-qualifying hedges. The results of last year's fourth quarter included a net unrealized after-tax loss of $2 million associated with the mark-to-market effect of non-qualifying hedges.

Excluding the mark-to-market effect of non-qualifying hedges, earnings would have been $59 million or $0.15 per share for 2005, compared to a loss of $9 million, or negative $0.03 per share, in 2004.

Comparisons of fourth quarter adjusted earnings for FPL Energy are affected by portfolio restructuring activity both this year and last year. Last year FPL Energy restructured a steam contract associated with the Marcus Hook facility, which while positive from a net present value perspective, created an upfront after-tax charge of $48 million or a loss of $0.12 per share. This year FPL Energy completed the sale of three small wind projects and recorded an after-tax gain of $17 million or $0.04 per share. Together these two portfolio restructurings account for an increase of $0.16 in FPL Energy's earnings contribution.

For the full year 2005, FPL Energy reported net income on a GAAP basis of $187 million, or $0.49 per share, compared to $172 million, or $0.48 per share in 2004.

FPL Energy's results for the full year 2005 included a net unrealized after-tax loss of $112 million associated with the mark-to-market effect of non-qualifying hedges. Results in the full year 2004 included a net after-tax loss of $3 million associated with the mark-to-market effect of non-qualifying hedges.

Excluding the mark-to-market effect of non-qualifying hedges, FPL Energy's earnings would have been $299 million, or $0.78 per share, for the full year 2005, compared with $175 million, or $0.49 per share, for the full year 2004.

Natural gas prices increased significantly during 2005 – especially during the third quarter when prices increased more than they had the entire first half of the year – pushing power prices higher in most competitive markets.

The improvements in pricing in the forward commodity markets during the year enabled FPL Energy to sell forward the output from its power plants in 2006 and 2007. FPL Energy now has over 90 percent of 2006 expected gross margin from its wholesale generation fleet protected against fuel and power market volatility. As of December 31, 2005, FPL Energy's overall 2006 contract coverage increased with approximately 86 percent of the capacity of the current portfolio under contract, while 2007 contract coverage stands at 65 percent with over 80 percent of 2007 expected gross margin for its wholesale generation fleet protected against fuel and power market volatility.

During the quarter, FPL Energy brought into service the approximately 40-megawatt expansion of the Weatherford Wind Energy Center in Oklahoma and nearly 32-megawatts from the Wilton Wind Energy Center in North Dakota. The remaining 18-megawatts of the Wilton Wind Energy Center were completed earlier this month, bringing the total megawatts from the 2005 wind program to approximately 521.

FPL Energy's growth in earnings in the fourth quarter is due primarily to improved market conditions, strong performance of the merchant portfolio, the ongoing positive impact of previous contract restructurings and a continued strong operational performance across the portfolio.

For the full year 2005, FPL Energy's results were positively impacted by new projects added during the year, a strong operating performance across the portfolio, improved market conditions, especially in Texas and NEPOOL, the ongoing benefits of previous contract restructurings and asset optimization and marketing activities.

FPL Energy completed another successful year in its wind development program. With the two year extension of the federal wind production tax credit, equipment secured and a strong pipeline of wind projects, FPL Energy expects to add a combined 1,250 to 1,500 megawatts of new wind projects by the end of 2007. Construction is already underway on wind projects representing more than 600 megawatts that are expected to reach commercial operation by the third quarter of 2006.

In addition to the growth of the wind business, FPL Energy expanded its portfolio through a number of acquisitions during the year including Gexa Energy, a retail energy provider in Texas and the purchase of a majority interest in five 30-megawatt Solar Energy Generating System (SEGS III-VII) assets in the Mojave Desert along with its partner Carlyle/Riverstone.

FPL Energy is also in the final stages of acquiring a majority interest in the Duane Arnold Energy Center a nuclear power plant located northwest of Cedar Rapids, Iowa from Interstate Power and Light a subsidiary of Alliant Energy. The transaction is expected to close within the next several days.

"Excellent performance from the existing portfolio, good contributions from new wind projects and improved market conditions generated very strong adjusted earnings growth at FPL Energy in 2005," Hay said. "Looking ahead, we expect to benefit from new wind projects, the addition of a 70 percent ownership interest in Duane Arnold and continued outstanding operational performance across the fleet. With over 90 percent of our expected gross margin from our generation fleet already hedged, we feel very good about 2006 at FPL Energy."

Corporate and Other
Corporate and Other's contribution to net income was negative $4 million, or a loss of $0.01 per share in the fourth quarter of 2005. Corporate & Other results benefited from certain tax items, mostly reductions in state tax liability occasioned by the rapid growth of FPL Energy. For the full year, Corporate and Other negatively impacted net income by $50 million or a loss of $0.14 per share primarily driven by interest expense.

Outlook
"The building blocks are in place and we are excited about the growth prospects of FPL Group," Hay said. "Our growth projections are based on a number of factors including continued growth of FPL Energy's wind business, strength in commodity markets, continued strong operational performance, the addition of Duane Arnold to our fleet and modest annual earnings growth at Florida Power & Light.

"While we are intensely focused on executing our business plan and achieving our growth and earnings targets, we will also be working diligently with our partners at Constellation Energy on transition and integration issues to ensure that when our merger is approved we are ready to hit the ground running as a combined entity."

For 2006, FPL Group expects adjusted earnings of $2.80 to $2.90 per share assuming normal weather and excluding the cumulative effect of adopting new accounting standards, as well as the mark-to-market effect of non-qualifying hedges, neither of which can be determined at this time. The outlook for 2006 reflects continued customer growth at Florida Power & Light and normal weather at both the utility and FPL Energy. The earnings contribution from Florida Power & Light is expected to be in the range of $2.05 to $2.10, from FPL Energy of $0.90 to $1.00, and a negative impact from Corporate & Other of $0.15 to $0.20 per share.

Similarly, for 2007 FPL Group expects adjusted earnings to be in the range of $3.15 to $3.35 per share. The outlook is based on Florida Power & Light contributing $2.15 to $2.25 per share, FPL Energy contributing $1.15 to $1.35 per share and Corporate and Other reducing earnings by $0.15 to $0.20 per share.

Non-solicitation

This communication is not a solicitation of a proxy from any security holder of FPL Group or Constellation Energy. Constellation Energy intends to file with the Securities and Exchange Commission a registration statement that will include a joint proxy statement/prospectus of Constellation Energy and FPL Group and other relevant documents to be mailed to security holders in connection with the proposed transaction. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FPL GROUP, CONSTELLATION ENERGY, AND THE PROPOSED TRANSACTION.

A definitive proxy statement will be sent to security holders of FPL Group and Constellation Energy seeking approval of the proposed transaction. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC's website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Constellation Energy, Shareholder Services, 750 E. Pratt Street, Baltimore, MD 21201, or from FPL Group, Shareholder Services, P.O. Box 14000, 700 Universe Blvd., Juno Beach, Florida 33408-0420.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FPL Group, Constellation Energy, and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding FPL Group's directors and executive officers is available in its proxy statement filed with the SEC by FPL Group on April 5, 2005, and information regarding Constellation Energy's directors and executive officers is available in its proxy statement filed with the SEC by Constellation Energy on April 13, 2005. Information regarding J. Brian Ferguson, a director of FPL Group elected since the date of the filing of the 2005 definitive proxy statement, can be found in FPL Group's filing on Form 10-Q dated August 4, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

As previously announced, FPL Group's fourth quarter earnings conference call is scheduled for 9 a.m. ET on Friday, Jan. 27, 2006. The webcast is available on FPL Group's website by accessing the following link, http://www.FPLGroup.com/investor/contents/investor_index.shtml. The slides accompanying the presentation may be downloaded at www.FPLGroup.com beginning at 7:30 a.m. ET today. For persons unable to listen to the live webcast, a replay will be available for 90 days by accessing the same link as listed above.

This press release should be read in conjunction with the attached unaudited financial information.

Profile

FPL Group, with annual revenues of more than $10 billion, is nationally known as a high-quality, efficient, and customer-driven organization focused on energy-related products and services. With a growing presence in 26 states, it is widely recognized as one of the country's premier power companies. Its principal subsidiary, Florida Power & Light Company, serves more than 4.2 million customer accounts in Florida. FPL Energy, LLC, an FPL Group energy-generating subsidiary, is a leader in producing electricity from clean and renewable fuels. Additional information is available on the Internet at www.FPLGroup.com, www.FPL.com and www.FPLEnergy.com.

Cautionary Statements And Risk Factors That May Affect Future Results

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (Reform Act), FPL Group, Inc. (FPL Group) and Florida Power & Light Company (FPL) are hereby providing cautionary statements identifying important factors that could cause FPL Group's or FPL's actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Reform Act) made by or on behalf of FPL Group and FPL in this press release, in presentations, on their respective websites, in response to questions or otherwise. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as will likely result, are expected to, will continue, is anticipated, believe, could, estimated, may, plan, potential, projection, target, outlook) are not statements of historical facts and may be forward-looking. Forward-looking statements involve estimates, assumptions and uncertainties. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the following important factors (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements) that could cause FPL Group's or FPL's actual results to differ materially from those contained in forward-looking statements made by or on behalf of FPL Group and FPL.

Any forward-looking statement speaks only as of the date on which such statement is made, and FPL Group and FPL undertake no obligation to update any forward-looking statement to reflect events or circumstances, including unanticipated events, after the date on which such statement is made. New factors emerge from time to time and it is not possible for management to predict all of such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

The following are some important factors that could have a significant impact on FPL Group's and FPL's operations and financial results, and could cause FPL Group's and FPL's actual results or outcomes to differ materially from those discussed in the forward-looking statements:

- FPL Group and FPL are subject to changes in laws or regulations, including the Public Utility Regulatory Policies Act of 1978, as amended (PURPA), the Public Utility Holding Company Act of 1935, as amended (Holding Company Act), the Federal Power Act, the Atomic Energy Act of 1954, as amended, the Energy Policy Act of 2005 and certain sections of the Florida statutes relating to public utilities, changing governmental policies and regulatory actions, including those of the Federal Energy Regulatory Commission (FERC), the Florida Public Service Commission (FPSC) and the utility commissions of other states in which FPL Group has operations, and the U.S. Nuclear Regulatory Commission (NRC), with respect to, among other things, allowed rates of return, industry and rate structure, operation of nuclear power facilities, operation and construction of plant facilities, operation and construction of transmission facilities, acquisition, disposal, depreciation and amortization of assets and facilities, recovery of fuel and purchased power costs, decommissioning costs, return on common equity (ROE) and equity ratio limits, and present or prospective wholesale and retail competition (including but not limited to retail wheeling and transmission costs). The FPSC has the authority to disallow recovery by FPL of any and all costs that it considers excessive or imprudently incurred.

- The regulatory process generally restricts FPL's ability to grow earnings and does not provide any assurance as to achievement of earnings levels.

- FPL Group and FPL are subject to extensive federal, state and local environmental statutes, rules and regulations relating to air quality, water quality, waste management, wildlife mortality, natural resources and health and safety that could, among other things, restrict or limit the output of certain facilities or the use of certain fuels required for the production of electricity and/or require additional pollution control equipment and otherwise increase costs. There are significant capital, operating and other costs associated with compliance with these environmental statutes, rules and regulations, and those costs could be even more significant in the future.

- FPL Group and FPL operate in a changing market environment influenced by various legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the energy industry, including deregulation of the production and sale of electricity. FPL Group and its subsidiaries will need to adapt to these changes and may face increasing competitive pressure.

- FPL Group's and FPL's results of operations could be affected by FPL's ability to renegotiate franchise agreements with municipalities and counties in Florida.

- The operation of power generation facilities involves many risks, including start up risks, breakdown or failure of equipment, transmission lines or pipelines, use of new technology, the dependence on a specific fuel source, including the supply and transportation of fuel, or the impact of unusual or adverse weather conditions (including natural disasters such as hurricanes), as well as the risk of performance below expected or contracted levels of output or efficiency. This could result in lost revenues and/or increased expenses. Insurance, warranties or performance guarantees may not cover any or all of the lost revenues or increased expenses, including the cost of replacement power. In addition to these risks, FPL Group's and FPL's nuclear units face certain risks that are unique to the nuclear industry including the ability to store and/or dispose of spent nuclear fuel, as well as additional regulatory actions up to and including shutdown of the units stemming from public safety concerns, whether at FPL Group's and FPL's plants, or at the plants of other nuclear operators. Breakdown or failure of an FPL Energy, LLC (FPL Energy) operating facility may prevent the facility from performing under applicable power sales agreements which, in certain situations, could result in termination of the agreement or incurring a liability for liquidated damages.

- FPL Group's and FPL's ability to successfully and timely complete their power generation facilities currently under construction, those projects yet to begin construction or capital improvements to existing facilities within established budgets is contingent upon many variables and subject to substantial risks. Should any such efforts be unsuccessful, FPL Group and FPL could be subject to additional costs, termination payments under committed contracts, and/or the write-off of their investment in the project or improvement.

- FPL Group and FPL use derivative instruments, such as swaps, options, futures and forwards, to manage their commodity and financial market risks, and, to a lesser extent, engage in limited trading activities. FPL Group could recognize financial losses as a result of volatility in the market values of these contracts, or if a counterparty fails to perform. In the absence of actively quoted market prices and pricing information from external sources, the valuation of these derivative instruments involves management's judgment or use of estimates. As a result, changes in the underlying assumptions or use of alternative valuation methods could affect the reported fair value of these contracts. In addition, FPL's use of such instruments could be subject to prudency challenges and if found imprudent, cost recovery could be disallowed by the FPSC.

- There are other risks associated with FPL Energy. In addition to risks discussed elsewhere, risk factors specifically affecting FPL Energy's success in competitive wholesale markets include the ability to efficiently develop and operate generating assets, the successful and timely completion of project restructuring activities, maintenance of the qualifying facility status of certain projects, the price and supply of fuel (including transportation), transmission constraints, competition from new sources of generation, excess generation capacity and demand for power. There can be significant volatility in market prices for fuel and electricity, and there are other financial, counterparty and market risks that are beyond the control of FPL Energy. FPL Energy's inability or failure to effectively hedge its assets or positions against changes in commodity prices, interest rates, counterparty credit risk or other risk measures could significantly impair FPL Group's future financial results. In keeping with industry trends, a portion of FPL Energy's power generation facilities operate wholly or partially without long-term power purchase agreements. As a result, power from these facilities is sold on the spot market or on a short-term contractual basis, which may affect the volatility of FPL Group's financial results. In addition, FPL Energy's business depends upon transmission facilities owned and operated by others; if transmission is disrupted or capacity is inadequate or unavailable, FPL Energy's ability to sell and deliver its wholesale power may be limited.

- FPL Group is likely to encounter significant competition for acquisition opportunities that may become available as a result of the consolidation of the power industry, in general, as well as the passage of the Energy Policy Act of 2005. In addition, FPL Group may be unable to identify attractive acquisition opportunities at favorable prices and to successfully and timely complete and integrate them.

- FPL Group and FPL rely on access to capital markets as a significant source of liquidity for capital requirements not satisfied by operating cash flows. The inability of FPL Group, FPL Group Capital Inc (FPL Group Capital) and FPL to maintain their current credit ratings could affect their ability to raise capital on favorable terms, particularly during times of uncertainty in the capital markets, which, in turn, could impact FPL Group's and FPL's ability to grow their businesses and would likely increase interest costs.

- FPL Group's and FPL's results of operations are affected by the growth in customer accounts in FPL's service area. Customer growth can be affected by population growth as well as economic factors in Florida, including job and income growth, housing starts and new home prices. Customer growth directly influences the demand for electricity and the need for additional power generation and power delivery facilities at FPL.

- FPL Group's and FPL's results of operations are affected by changes in the weather. Weather conditions directly influence the demand for electricity and natural gas and affect the price of energy commodities, and can affect the production of electricity at wind and hydro-powered facilities.

- FPL Group's and FPL's results of operations can be affected by the impact of severe weather which can be destructive, causing outages and property damage, may affect fuel supply and could require additional costs to be incurred. At FPL, recovery of these costs is subject to FPSC approval.

- FPL Group and FPL are subject to costs and other effects of legal and administrative proceedings, settlements, investigations and claims, as well as the effect of new, or changes in, tax laws, rates or policies, rates of inflation, accounting standards, securities laws or corporate governance requirements.

- FPL Group and FPL are subject to direct and indirect effects of terrorist threats and activities. Generation and transmission facilities, in general, have been identified as potential targets. The effects of terrorist threats and activities include, among other things, terrorist actions or responses to such actions or threats, the inability to generate, purchase or transmit power, the risk of a significant slowdown in growth or a decline in the U.S. economy, delay in economic recovery in the United States, and the increased cost and adequacy of security and insurance.

- FPL Group's and FPL's ability to obtain insurance, and the cost of and coverage provided by such insurance, could be affected by national, state or local events as well as company-specific events.

- FPL Group and FPL are subject to employee workforce factors, including loss or retirement of key executives, availability of qualified personnel, collective bargaining agreements with union employees and work stoppage.

- FPL Group's ability to successfully complete and integrate the proposed merger between FPL Group and Constellation Energy is subject to certain risks and uncertainties including; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of FPL Group or Constellation Energy shareholders to approve the transaction; the risk that anticipated synergies will not be achieved or will take longer to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees, suppliers or governmental entities; unexpected transaction costs or liabilities; economic conditions; and other specific factors discussed in documents filed with the SEC by both FPL Group and Constellation Energy. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Constellation Energy will file with the SEC in connection with the proposed merger.

The issues and associated risks and uncertainties described above are not the only ones FPL Group and FPL may face. Additional issues may arise or become material as the energy industry evolves. The risks and uncertainties associated with these additional issues could impair FPL Group's and FPL's businesses and financial results in the future.

FPL Group, Inc.
Condensed Consolidated Statements of Income
(millions, except per share amounts)
(unaudited)

Three Months Ended December 31, 2005	Florida Power & Light		FPL Energy		Corporate & Other		FPL Group, Inc.	
Operating Revenues	$	2,298	$	837	$	29	$	3,164
Operating Expenses								
Fuel, purchased power and interchange		1,224		480		9		1,713
Other operations and maintenance		347		148		17		512
Amortization of storm reserve deficiency		36		-		-		36
Depreciation and amortization		243		83		6		332
Taxes other than income taxes		196		16		-		212
Total operating expenses		2,046		727		32		2,805
Operating Income (Loss)		252		110		(3)		359
Other Income (Deductions)								
Interest charges		(67)		(59)		(39)		(165)
Equity in earnings of equity method investees		-		19		-		19
Allowance for equity funds used during construction		4		-		-		4
Other – net		2		34		(3)		33
Total other income (deductions) – net		(61)		(6)		(42)		(109)
Income (Loss) Before Income Tax Expense (Benefit)		191		104		(45)		250
Income Tax Expense (Benefit)		67		18		(41)		44
Net Income (Loss)	**$**	**124**	**$**	**86**	**$**	**(4)**	**$**	**206**
Reconciliation of Net Income (Loss) to Adjusted Earnings (Loss):								
Net Income (Loss)	$	124	$	86	$	(4)	$	206
Adjustments, net of income taxes:								
Net unrealized mark-to-market (gains) losses associated								
with non-qualifying hedges		-		(27)		-		(27)
Adjusted Earnings (Loss)	**$**	**124**	**$**	**59**	**$**	**(4)**	**$**	**179**
Earnings (Loss) Per Share (assuming dilution)	**$**	**0.32**	**$**	**0.22**	**$**	**(0.01)**	**$**	**0.53**
Adjusted Earnings (Loss) Per Share	**$**	**0.32**	**$**	**0.15**	**$**	**(0.01)**	**$**	**0.46**
Weighted-average shares outstanding (assuming dilution)								**390**

FPL Energy's interest charges are based on a deemed capital structure of 50% debt for operating projects and 100% debt for projects under construction. Residual non-utility interest charges are included in Corporate & Other. Corporate & Other represents other business activities, other segments that are not separately reportable, eliminating entries, and may include the net effect of rounding.

FPL Group, Inc.
Condensed Consolidated Statements of Income
(millions, except per share amounts)
(unaudited)

Three Months Ended December 31, 2004	Florida Power & Light		FPL Energy		Corporate & Other		FPL Group, Inc.	
Operating Revenues	$	2,135	$	432	$	22	$	2,589
Operating Expenses								
Fuel, purchased power and interchange		1,125		199		4		1,328
Other operations and maintenance		290		106		14		410
Restructuring charges		-		81		-		81
Depreciation and amortization		229		67		5		301
Taxes other than income taxes		197		16		2		215
Total operating expenses		1,841		469		25		2,335
Operating Income (Loss)		294		(37)		(3)		254
Other Income (Deductions)								
Interest charges		(47)		(44)		(30)		(121)
Equity in earnings of equity method investees		-		17		-		17
Allowance for equity funds used during construction		11		-		-		11
Other – net		(3)		7		9		13
Total other income (deductions) – net		(39)		(20)		(21)		(80)
Income (Loss) Before Income Tax Expense (Benefit)		255		(57)		(24)		174
Income Tax Expense (Benefit)		91		(46)		(44)		1
Net Income (Loss)	$	**164**	$	**(11)**	$	**20**	$	**173**
Reconciliation of Net Income (Loss) to Adjusted Earnings (Loss):								
Net Income (Loss)	$	164	$	(11)	$	20	$	173
Adjustments, net of income taxes:								
Net unrealized mark-to-market (gains) losses associated								
with non-qualifying hedges		-		2		-		2
Adjusted Earnings (Loss)	$	**164**	$	**(9)**	$	**20**	$	**175**
Earnings (Loss) Per Share (assuming dilution)	$	**0.45**	$	**(0.03)**	$	**0.05**	$	**0.47**
Adjusted Earnings (Loss) Per Share	$	**0.45**	$	**(0.03)**	$	**0.05**	$	**0.47**
Weighted-average shares outstanding (assuming dilution)								**365**

FPL Energy's interest charges are based on a deemed capital structure of 50% debt for operating projects and 100% debt for projects under construction. Residual non-utility interest charges are included in Corporate & Other. Corporate & Other represents other business activities, other segments that are not separately reportable, eliminating entries, and may include the net effect of rounding.

FPL Group, Inc.
Condensed Consolidated Statements of Income
(millions, except per share amounts)
(unaudited)

Twelve Months Ended December 31, 2005	Florida Power & Light		FPL Energy		Corporate & Other		FPL Group, Inc.	
Operating Revenues	$	9,528	$	2,221	$	97	$	11,846
Operating Expenses								
Fuel, purchased power and interchange		4,910		1,235		26		6,171
Other operations and maintenance		1,307		477		49		1,833
Amortization of storm reserve deficiency		155		-		-		155
Depreciation and amortization		951		311		23		1,285
Taxes other than income taxes		858		70		3		931
Total operating expenses		8,181		2,093		101		10,375
Operating Income (Loss)		1,347		128		(4)		1,471
Other Income (Deductions)								
Interest charges		(224)		(223)		(146)		(593)
Equity in earnings of equity method investees		-		124		-		124
Allowance for equity funds used during construction		28		-		-		28
Other – net		5		93		29		127
Total other income (deductions) – net		(191)		(6)		(117)		(314)
Income (Loss) Before Income Tax Expense (Benefit)		1,156		122		(121)		1,157
Income Tax Expense (Benefit)		408		(65)		(71)		272
Net Income (Loss)	**$**	**748**	**$**	**187**	**$**	**(50)**	**$**	**885**
Reconciliation of Net Income (Loss) to Adjusted Earnings (Loss):								
Net Income (Loss)	$	748	$	187	$	(50)	$	885
Adjustments, net of income taxes:								
Net unrealized mark-to-market (gains) losses associated with non-qualifying hedges		-		112		-		112
Adjusted Earnings (Loss)	**$**	**748**	**$**	**299**	**$**	**(50)**	**$**	**997**
Earnings (Loss) Per Share (assuming dilution)	**$**	**1.94**	**$**	**0.49**	**$**	**(0.14)**	**$**	**2.29**
Adjusted Earnings (Loss) Per Share	**$**	**1.94**	**$**	**0.78**	**$**	**(0.14)**	**$**	**2.58**
Weighted-average shares outstanding (assuming dilution)								**386**

FPL Energy's interest charges are based on a deemed capital structure of 50% debt for operating projects and 100% debt for projects under construction. Residual non-utility interest charges are included in Corporate & Other. Corporate & Other represents other business activities, other segments that are not separately reportable, eliminating entries, and may include the net effect of rounding.

FPL Group, Inc.
Condensed Consolidated Statements of Income
(millions, except per share amounts)
(unaudited)

Twelve Months Ended December 31, 2004	Florida Power & Light		FPL Energy		Corporate & Other		FPL Group, Inc.	
Operating Revenues	$	8,734	$	1,705	$	83	$	10,522
Operating Expenses								
Fuel, purchased power and interchange		4,467		734		16		5,217
Other operations and maintenance		1,228		394		50		1,672
Restructuring charges		-		81		-		81
Depreciation and amortization		915		264		19		1,198
Taxes other than income taxes		809		68		5		882
Total operating expenses		7,419		1,541		90		9,050
Operating Income (Loss)		1,315		164		(7)		1,472
Other Income (Deductions)								
Interest charges		(183)		(180)		(126)		(489)
Preferred stock dividends – FPL		(1)		-		1		-
Equity in earnings of equity method investees		-		94		-		94
Allowance for equity funds used during construction		37		-		-		37
Other – net		(10)		29		21		40
Total other income (deductions) – net		(157)		(57)		(104)		(318)
Income (Loss) Before Income Tax Expense (Benefit)		1,158		107		(111)		1,154
Income Tax Expense (Benefit)		409		(65)		(77)		267
Net Income (Loss)	**$**	**749**	**$**	**172**	**$**	**(34)**	**$**	**887**
Reconciliation of Net Income (Loss) to Adjusted Earnings (Loss):								
Net Income (Loss)	$	749	$	172	$	(34)	$	887
Adjustments, net of income taxes:								
Net unrealized mark-to-market (gains) losses associated								
with non-qualifying hedges		-		3		-		3
Adjusted Earnings (Loss)	**$**	**749**	**$**	**175**	**$**	**(34)**	**$**	**890**
Earnings (Loss) Per Share (assuming dilution)	**$**	**2.07**	**$**	**0.48**	**$**	**(0.10)**	**$**	**2.45**
Adjusted Earnings (Loss) Per Share	**$**	**2.07**	**$**	**0.49**	**$**	**(0.10)**	**$**	**2.46**
Weighted-average shares outstanding (assuming dilution)								**362**

FPL Energy's interest charges are based on a deemed capital structure of 50% debt for operating projects and 100% debt for projects under construction. Residual non-utility interest charges are included in Corporate & Other. Corporate & Other represents other business activities, other segments that are not separately reportable, eliminating entries, and may include the net effect of rounding.

FPL Group, Inc.
Preliminary Condensed Consolidated Balance Sheets
(millions)
(unaudited)

December 31, 2005	Florida Power & Light	FPL Energy	Corporate & Other	FPL Group, Inc.
Property, Plant and Equipment				
Electric utility plant in service and other property	$ 24,407	$ 8,611	$ 333	$ 33,351
Less accumulated depreciation and amortization	(9,530)	(1,253)	(105)	(10,888)
Total property, plant and equipment – net	14,877	7,358	228	22,463
Current Assets				
Cash and cash equivalents	56	83	391	530
Other	3,413	999	45	4,457
Total current assets	3,469	1,082	436	4,987
Other Assets	4,380	968	206	5,554
Total Assets	$ 22,726	$ 9,408	$ 870	$ 33,004
Capitalization				
Common stock	$ 1,373	$ -	$ (1,369)	$ 4
Additional paid-in capital	4,318	4,308	(4,444)	4,182
Retained earnings	1,046	580	2,880	4,506
Accumulated other comprehensive income (loss)	-	(192)	(1)	(193)
Total common shareholders' equity	6,737	4,696	(2,934)	8,499
Long-term debt	3,271	2,264	2,504	8,039
Total capitalization	10,008	6,960	(430)	16,538
Current Liabilities				
Debt due within one year	1,294	176	1,093	2,563
Other	3,560	1,065	79	4,704
Total current liabilities	4,854	1,241	1,172	7,267
Other Liabilities and Deferred Credits				
Asset retirement obligations	1,474	211	-	1,685
Accumulated deferred income taxes	2,647	419	(51)	3,015
Regulatory liabilities	2,971	-	-	2,971
Other	772	577	179	1,528
Total other liabilities and deferred credits	7,864	1,207	128	9,199
Commitments and Contingencies				
Total Capitalization and Liabilities	$ 22,726	$ 9,408	$ 870	$ 33,004

Corporate & Other represents other business activities, other segments that are not separately reportable, eliminating entries, and may include the net effect of rounding.

FPL Group, Inc.
Condensed Consolidated Balance Sheets
(millions)
(unaudited)

December 31, 2004	Florida Power & Light	FPL Energy	Corporate & Other	FPL Group, Inc.
Property, Plant and Equipment				
Electric utility plant in service and other property	$ 23,515	$ 7,887	$ 318	$ 31,720
Less accumulated depreciation and amortization	(9,467)	(940)	(87)	(10,494)
Total property, plant and equipment – net	14,048	6,947	231	21,226
Current Assets				
Cash and cash equivalents	65	92	68	225
Other	1,690	613	(1)	2,302
Total current assets	1,755	705	67	2,527
Other Assets	3,311	855	414	4,580
Total Assets	$ 19,114	$ 8,507	$ 712	$ 28,333
Capitalization				
Common stock	$ 1,373	$ -	$ (1,371)	$ 2
Additional paid-in capital	4,318	4,785	(5,687)	3,416
Retained earnings	459	393	3,313	4,165
Accumulated other comprehensive income (loss)	-	(42)	(4)	(46)
Total common shareholders' equity	6,150	5,136	(3,749)	7,537
Long-term debt	2,813	1,611	3,603	8,027
Total capitalization	8,963	6,747	(146)	15,564
Current Liabilities				
Debt and preferred stock due within one year	1,015	118	584	1,717
Other	2,008	524	(1)	2,531
Total current liabilities	3,023	642	583	4,248
Other Liabilities and Deferred Credits				
Asset retirement obligations	2,015	192	-	2,207
Accumulated deferred income taxes	1,949	675	61	2,685
Regulatory liabilities	2,465	-	-	2,465
Other	699	251	214	1,164
Total other liabilities and deferred credits	7,128	1,118	275	8,521
Commitments and Contingencies				
Total Capitalization and Liabilities	$ 19,114	$ 8,507	$ 712	$ 28,333

Corporate & Other represents other business activities, other segments that are not separately reportable, eliminating entries, and may include the net effect of rounding.

Certain amounts have been reclassified to conform with current year presentation.

FPL Group, Inc.
Condensed Consolidated Statements of Cash Flows
(millions)
(unaudited)

Twelve Months Ended December 31, 2005	Florida Power & Light	FPL Energy	Corporate & Other	FPL Group, Inc.
Cash Flows From Operating Activities				
Net income (loss)	$ 748	$ 187	$ (50)	$ 885
Adjustments to reconcile net income (loss) to net				
cash provided by (used in) operating activities:				
Depreciation and amortization	909	311	22	1,242
Storm-related costs	(676)	-	-	(676)
Amortization of storm reserve deficiency	154	-	-	154
Unrealized (gains) losses on marked to market energy contracts	-	191	-	191
Cost recovery clauses and franchise fees	(825)	-	-	(825)
Deferred income taxes and related regulatory credit	531	(168)	(30)	333
Change in income taxes	(71)	49	(29)	(51)
Change in margin cash deposits	382	6	(1)	387
Other – net	85	(164)	(11)	(90)
Net cash provided by (used in) operating activities	**1,237**	**412**	**(99)**	**1,550**
Cash Flows From Investing Activities				
Capital expenditures of FPL	(1,617)	-	-	(1,617)
Independent power investments	-	(816)	-	(816)
Nuclear fuel purchases	(95)	(7)	-	(102)
Sale of independent power investments	-	69	-	69
Loan repayments and capital distributions from equity method investees	-	199	-	199
Contributions to special use funds	(109)	(19)	-	(128)
Reimbursements from special use funds	8	-	-	8
Funding of secured loan	-	-	(43)	(43)
Repayment of secured loan	-	-	218	218
Proceeds from termination and sale of leveraged leases	-	-	58	58
Other – net	(2)	12	(24)	(14)
Net cash provided by (used in) investing activities	**(1,815)**	**(562)**	**209**	**(2,168)**
Cash Flows From Financing Activities				
Issuances of long-term debt	588	803	-	1,391
Retirements of long-term debt	(500)	(110)	(605)	(1,215)
Retirements of preferred stock	(25)	-	20	(5)
Net change in short-term debt	667	-	-	667
Issuances of common stock	-	-	639	639
Dividends on common stock	-	-	(544)	(544)
Dividends & Capital distributions to FPL Group – net	(161)	(556)	717	-
Other – net	-	4	(14)	(10)
Net cash provided by (used in) financing activities	**569**	**141**	**213**	**923**
Net increase (decrease) in cash and cash equivalents	**(9)**	**(9)**	**323**	**305**
Cash and cash equivalents at beginning of period	**65**	**92**	**68**	**225**
Cash and cash equivalents at end of period	**$ 56**	**$ 83**	**$ 391**	**$ 530**

Corporate & Other represents other business activities, other segments that are not separately reportable, eliminating entries, and may include the net effect of rounding.

FPL Group, Inc.
Condensed Consolidated Statements of Cash Flows
(millions)
(unaudited)

Twelve Months Ended December 31, 2004	Florida Power & Light	FPL Energy	Corporate & Other	FPL Group, Inc.
Cash Flows From Operating Activities				
Net income (loss)	$ 750 [1]	$ 172	$ (35)	$ 887
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:				
Depreciation and amortization	870	264	19	1,153
Storm-related costs, net of insurance advance	(627)	-	-	(627)
Unrealized (gains) losses on marked to market energy contracts	-	25	-	25
Cost recovery clauses and franchise fees	144	-	-	144
Deferred income taxes and related regulatory credit	553	27	(152)	428
Change in income taxes	(61)	59	110	108
Change in margin cash deposits	-	(5)	-	(5)
Other – net	319	157	61	537
Net cash provided by (used in) operating activities	**1,948**	**699**	**3**	**2,650**
Cash Flows From Investing Activities				
Capital expenditures of FPL	(1,394)	-	-	(1,394)
Independent power investments	-	(476)	-	(476)
Nuclear fuel purchases	(90)	(51)	-	(141)
Sale of independent power investments	-	93	-	93
Loan repayments from equity method investees	-	9	-	9
Contributions to special use funds	(134)	(14)	-	(148)
Reimbursements from special use funds	218	-	-	218
Sale of Olympus note receivable	-	-	126	126
Funding of secured loan	-	-	(128)	(128)
Other – net	-	2	(33)	(31)
Net cash provided by (used in) investing activities	**(1,400)**	**(437)**	**(35)**	**(1,872)**
Cash Flows From Financing Activities				
Issuances of long-term debt	236	34	299	569
Retirements of long-term debt	-	(82)	(350)	(432)
Issuances of preferred stock	20	-	(20)	-
Net change in short-term debt	(139)	(6)	(278)	(423)
Issuances of common stock	-	-	110	110
Dividends on common stock	-	-	(467)	(467)
Dividends & Capital distributions to FPL Group – net	(603)	(184)	787	-
Other – net	(1)	(6)	(32)	(39)
Net cash provided by (used in) financing activities	**(487)**	**(244)**	**49**	**(682)**
Net increase (decrease) in cash and cash equivalents	**61**	**18**	**17**	**96**
Cash and cash equivalents at beginning of period	**4**	**74**	**51**	**129**
Cash and cash equivalents at end of period	**$ 65**	**$ 92**	**$ 68**	**$ 225**

[1] Excludes preferred stock dividends.

Corporate & Other represents other business activities, other segments that are not separately reportable, eliminating entries, and may include the net effect of rounding.

FPL Group, Inc.
Earnings Per Share Summary

(assuming dilution)
(unaudited)

	Three Months Ended December 31,			
	2005		2004	
Florida Power & Light Company	$	0.32	$	0.45
FPL Energy, LLC		0.22		(0.03)
Corporate and Other		(0.01)		0.05
Earnings Per Share	**$**	**0.53**	**$**	**0.47**

Reconciliation of Earnings Per Share to Adjusted Earnings Per Share:

Earnings Per Share	$	0.53	$	0.47
Adjustments, net of income taxes:				
Net unrealized mark-to-market (gains) losses associated with non-qualifying hedges, primarily FPL Energy		(0.07)		-
Adjusted Earnings Per Share	**$**	**0.46**	**$**	**0.47**

	Twelve Months Ended December 31,			
	2005		2004	
Florida Power & Light Company	$	1.94	$	2.07
FPL Energy, LLC		0.49		0.48
Corporate and Other		(0.14)		(0.10)
Earnings Per Share	**$**	**2.29**	**$**	**2.45**

Reconciliation of Earnings Per Share to Adjusted Earnings Per Share:

Earnings Per Share	$	2.29	$	2.45
Adjustments, net of income taxes:				
Net unrealized mark-to-market (gains) losses associated with non-qualifying hedges, primarily FPL Energy		0.29		0.01
Adjusted Earnings Per Share	**$**	**2.58**	**$**	**2.46**

FPL Group, Inc.
Earnings Per Share Contributions
(assuming dilution)
(unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year-To-Date
FPL Group – 2004 Earnings Per Share	$ 0.39	$ 0.71	$ 0.88	$ 0.47	$ 2.45
Florida Power & Light – 2004 Earnings Per Share	0.29	0.57	0.76	0.45	2.07
Customer growth	0.03	0.03	0.04	0.03	0.13
Usage due to weather - net	0.01	(0.05)	0.13	(0.06)	0.03
Underlying usage growth, mix and other	(0.01)	(0.01)	0.01	0.01	0.02
Depreciation expense	-	(0.01)	(0.03)	(0.02)	(0.06)
O&M expenses	(0.02)	0.01	(0.02)	(0.06)	(0.09)
AFUDC	0.01	0.01	(0.02)	(0.02)	(0.02)
Share dilution	(0.01)	(0.04)	(0.05)	(0.03)	(0.13)
Other, including interest expense	-	0.01	(0.02)	0.02	(0.01)
Florida Power & Light – 2005 Earnings Per Share	0.30	0.52	0.80	0.32	1.94
FPL Energy – 2004 Earnings Per Share	0.15	0.19	0.17	(0.03)	0.48
New investments	(0.01)	0.01	0.04	(0.01)	0.04
Existing assets	0.02	0.03	0.08	0.08	0.21
Asset optimization and trading	-	(0.01)	-	0.01	(0.01)
Restructurings activities	0.03	0.01	-	0.15	0.20
Non-qualifying hedges impact	(0.08)	(0.16)	(0.12)	0.07	(0.28)
Share dilution	(0.01)	(0.01)	(0.01)	-	(0.03)
Other, including interest expense	-	(0.01)	(0.05)	(0.05)	(0.12)
FPL Energy – 2005 Earnings Per Share	0.10	0.05	0.11	0.22	0.49
Corporate and Other – 2004 Earnings Per Share	(0.05)	(0.05)	(0.05)	0.05	(0.10)
FPL FiberNet operations	-	0.01	-	-	0.01
Share dilution	-	-	-	-	0.01
Other, including interest expense	0.01	(0.01)	0.01	(0.06)	(0.06)
Corporate and Other – 2005 Earnings Per Share	(0.04)	(0.05)	(0.04)	(0.01)	(0.14)
FPL Group – 2005 Earnings Per Share	$ 0.36	$ 0.52	$ 0.87	$ 0.53	$ 2.29

The sum of the quarterly amounts may not equal the total for the year due to rounding.

FPL Group, Inc.
Schedule of Total Debt and Equity

(millions)
(unaudited)

December 31, 2005	Per Books	Adjusted [1]
Long-term debt, including current maturities, commercial paper, and notes payable:		
Equity-linked debt securities	$ 506	
Junior Subordinated Debentures[2]	309	
Project debt:		
Natural gas-fired assets	393	
Wind assets	1,320	
Debt with partial corporate support:		
Natural gas-fired assets	358	
Other long-term debt, including current maturities, commercial paper, and notes payable	7,716	$ 7,716
Total debt	10,602	7,716
Junior Subordinated Debentures[2]		309
Common shareholders' equity	8,499	8,499
Equity-linked debt securities		506
Total capitalization, including debt due within one year	**$ 19,101**	**$ 17,030**
Debt ratio	**56%**	**45%**

December 31, 2004	Per Books	Adjusted [1]
Long-term debt and preferred stock, including current maturities, commercial paper, and notes payable:		
Equity-linked debt securities	$ 1,081	
Junior Subordinated Debentures[2]	309	
Project debt:		
Natural gas-fired assets	421	
Wind assets	601	
Debt with partial corporate support:		
Natural gas-fired assets	348	
Other long-term debt and preferred stock, including current maturities, commercial paper, and notes payable	6,984	$ 6,984
Total debt and preferred stock	9,744	6,984
Junior Subordinated Debentures[2]		309
Common shareholders' equity	7,537	7,537
Equity-linked debt securities		1,081
Total capitalization, including debt due within one year	**$ 17,281**	**$ 15,911**
Debt ratio	**56%**	**44%**

[1] Ratios exclude impact of imputed debt for purchase power obligations

[2] Adjusted to reflect preferred stock characteristics of these securities (preferred trust securities)

FPL Group, Inc.
Commercial Paper, Notes Payable and Current Maturities
of Long-term Debt Schedule as of 12/31/05
(unaudited)

Type of Debt	Interest Rate (%)	Payment Date	Amount (millions)	
Florida Power & Light				
Commercial Paper	VAR	VAR	$	1,159
FPL Fuels Senior Secured Notes	2.340	06/11/06		135
TOTAL FLORIDA POWER & LIGHT				**1,294**
FPL Group Capital				
Debentures	3.250	04/11/06		500
Debentures	7.625	09/15/06		600
Fair value swap				
				(7)
FPL Energy				
Senior Secured Bonds				
Principal Payments	7.520	01/03/06		19
Principal Payments	5.608	03/10/06		10
Principal Payments	6.125	03/25/06		3
Principal Payments	6.876	06/27/06		10
Principal Payments	6.639	06/30/06		25
Principal Payments	7.520	06/30/06		19
Principal Payments	5.608	09/10/06		9
Principal Payments	6.125	09/25/06		3
Total Senior Secured Bonds				98
Senior Secured Notes				
Principal Payments	7.110	06/30/06		2
Total Senior Secured Notes				2
Construction Term Facility				
Principal Payments	VAR	06/30/06		8
Principal Payments	VAR	12/31/06		19
Total Construction Term Facility				27
Other Debt				
Principal Payments	VAR	01/31/06		4
Principal Payments	VAR	Quarterly		6
Principal Payments	VAR	Quarterly		1
Principal Payments	VAR	05/31/06		22
Principal Payments	VAR	07/31/06		6
Principal Payments	VAR	11/30/06		11
Total Other Debt				50
TOTAL FPL ENERGY				177
TOTAL FPL GROUP CAPITAL				**1,270**
TOTAL FPL GROUP, INC.			$	**2,564**

May not agree to financial statements due to rounding.

FPL Group, Inc.
Long-term Debt, Net of Current Maturities
Schedule as of 12/31/05
(unaudited)

Type of Debt	Interest Rate (%)	Maturity Date	Amount (millions)
Florida Power & Light			
First Mortgage Bonds			
First Mortgage Bonds	6.000	06/01/08	$ 200
First Mortgage Bonds	5.875	04/01/09	225
First Mortgage Bonds	4.850	02/01/13	400
First Mortgage Bonds	5.850	02/01/33	200
First Mortgage Bonds	5.950	10/01/33	300
First Mortgage Bonds	5.625	04/01/34	500
First Mortgage Bonds	5.650	02/01/35	240
First Mortgage Bonds	4.950	06/01/35	300
First Mortgage Bonds	5.400	09/01/35	300
Total First Mortgage Bonds			2,665
Revenue Refunding Bonds			
Miami-Dade Solid Waste Disposal	VAR	02/01/23	15
St. Lucie Solid Waste Disposal	VAR	05/01/24	79
Total Revenue Refunding Bonds			94
Pollution Control Bonds			
Dade	VAR	04/01/20	9
Martin	VAR	07/15/22	96
Jacksonville	VAR	09/01/24	46
Manatee	VAR	09/01/24	17
Putnam	VAR	09/01/24	4
Jacksonville	VAR	05/01/27	28
St. Lucie	VAR	09/01/28	242
Jacksonville	VAR	05/01/29	52
Total Pollution Control Bonds			494
Industrial Bonds			
Dade	VAR	06/01/21	46
Total Industrial Bonds			46
Unamortized discount			(27)
TOTAL FLORIDA POWER & LIGHT			**3,272**
FPL Group Capital			
Debentures			
Debentures	4.086	02/16/07	575
Debentures	6.125	05/15/07	500
Debentures (B Equity Units)	5.000	02/16/08	506
Debentures	7.375	06/01/09	225
Debentures	7.375	06/01/09	400
Debentures (Junior Subordinated)	5.875	03/15/44	309
Total Debentures			2,515
Fair value swaps			(8)
Unamortized discount			(3)
FPL Energy			
Senior Secured Bonds			
Senior Secured Bonds	6.876	06/27/17	99
Senior Secured Bonds	6.125	03/25/19	91
Senior Secured Bonds	7.520	06/30/19	249
Senior Secured Bonds	6.639	06/20/23	314
Senior Secured Bonds	5.608	03/10/24	337
Total Senior Secured Bonds			1,090
Senior Secured Notes	7.110	06/28/20	104
Construction Term Facility	VAR	06/30/08	355
Other Debt			
Other Debt	VAR	12/27/07	327
Other Debt	VAR	12/19/17	103
Other Debt	8.010	12/31/18	3
Other Debt	Part fixed & VAR	11/30/19	273
Other Debt	6.650	09/30/20	8
Total Other Debt			714
TOTAL FPL ENERGY			2,263
TOTAL FPL GROUP CAPITAL			**4,767**
TOTAL FPL GROUP, INC.			**$ 8,039**

May not agree to financial statements due to rounding.

Florida Power & Light Company
Statistics
(unaudited)

Periods ended December 31,	Three Months		Twelve Months	
	2005	2004	2005	2004
Energy sales (million kwh)				
Residential	12,930	13,030	54,348	52,502
Commercial	10,754	10,826	43,468	42,064
Industrial	1,030	992	3,913	3,964
Public authorities	137	138	568	564
Electric utilities	347	399	1,506	1,531
Increase (decrease) in unbilled sales	(1,593)	(1,335)	(308)	59
Interchange power sales	626	566	2,153	2,951
Total	24,231	24,616	105,648	103,635
Average price (cents/kwh) [1]				
Residential	9.62	9.07	9.61	9.06
Commercial	8.24	7.75	8.20	7.76
Industrial	6.67	6.34	6.75	6.33
Total	8.90	8.36	8.88	8.36
Average customer accounts (000's)				
Residential	3,852	3,764	3,828	3,745
Commercial	473	462	470	458
Industrial	21	19	20	19
Other	3	3	4	3
Total	**4,349**	**4,248**	**4,322**	**4,225**

[1] Excludes interchange power sales, net change in unbilled revenues, deferrals under cost recovery clauses and any provision for refund.

	2005	Normal	2004
Three months ended December 31			
Heating degree-days	91	93	87
Cooling degree-days	282	244	249
Twelve months ended Decembr 31			
Heating degree-days	291	314	272
Cooling degree-days	1,762	1,647	1,712